Aircastle Advisor LLC
300 First Stamford Place
5TH Floor
Stamford, CT 06902
Tel: 203-504-1020
Fax: 203-504-1021
BY HAND AND BY EDGAR
February 4, 2010
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street N.E.
Washington, D.C. 20549

Re:	Aircastle Limited Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) Form 10-Q for the period ended September 30, 2009 (the “Form 10-Q”) File No. 1-32959
Dear Mr. Decker:
Aircastle Limited, a Bermuda company (the “Company”), hereby responds to the comments (the “Comments”) of the staff (the “Staff”) set forth in the Staff’s letter dated January 27, 2010 (the “Comment Letter”) in relation to the Form 10-K and Form 10-Q.
Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. All references to page numbers correspond to the page numbers in the Company’s above-referenced Form 10-K or Form 10-Q, as the case may be.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.
Where a Comment requests additional disclosures or other revisions to be made, we have, where appropriate, included a supplemental response to present proposed revisions that we intend to include in future filings, including our interim filings, if applicable.

Aircastle Limited
February 4, 2010

Note 1. Summary of Significant Accounting Policies Maintenance
Payments. page F-10
2.	We note your response to prior comment 8. FSP No. AUG AIR-1 addresses the accounting for planned major maintenance activities. Given that these costs are related to major maintenance events, it remains unclear how you determined this accounting guidance does not apply. Please further advise.
The Company respectfully advises the Staff that the Company’s payments to a lessee under a lease, whether related to a lessor contribution to a lessee’s planned major maintenance events or otherwise, are related to a lease agreement and are accounted for in accordance with ASC 840 Leases. ASC 840-10-05-2 states that its subtopics “establish standards of financial accounting and reporting by lessees and lessors for all types of leases overall, and for specific types of leases according to their classification as capital leases, operating leases, or sale-leaseback transactions, respectively.”
ASC 840 provides accounting guidance for payments made by a lessor to a lessee. In accordance with ASC 840-20-25-6 through 25-7 (formerly FTB 88-1), payments made to or on behalf of the lessee are lease incentives and should be recognized as reductions in rental revenue by the lessor on a straight-line basis over the term of the lease. Based on the application of ASC 840 and the facts outlined below, the Company concluded that its payments to lessees for a portion of major maintenance events are lease incentives that should be treated as reductions of lease revenues and not as expenses of the Company. The Company believes that FSP No. AUG AIR-1 is not applicable to these payments because FSP No. AUG AIR-1 addresses an entity’s accounting for the costs of major maintenance activities, rather than payments by a lessor under a lease that are determined with respect to a lessee’s maintenance events.
The Company’s aircraft operating lease agreements explicitly provide that the lessees make the operational decisions related to major maintenance costs and are responsible for paying all major maintenance costs related to the leased aircraft. While the Company is able to estimate the timing and cost of events based upon a lessee’s and industry’s customary practices as well as the Company’s experience with the same or other similarly situated customers, the ultimate control of the timing and manner of major maintenance events remains with our lessee customers.
For those lease arrangements in which the Company has agreed to make a payment to the lessee for a portion of the lessee’s future major maintenance costs, the Company’s obligation usually reflects the usage of the aircraft prior to the commencement of the lease and is generally limited to a specified maximum amount per major maintenance event, which is typically established by a formula. If cost overruns with respect to the specified major maintenance event occur, the lessee bears the excess cost.
As discussed above, ASC 840 addresses the accounting for lease incentives. ASC Master Glossary (formerly paragraph 6 of FTB 88-1) states that lease incentives include “an upfront cash payment to the lessee, payment of costs of the lessee (such as moving expenses), or the assumption by the lessor of the lessee’s preexisting lease with a third party.” ASC 840-20-25-

Aircastle Limited
February 4, 2010

7(a) (formerly paragraph 7 of FTB 88-1) states that “payments made to or on behalf of the lessee represent incentives that should be considered reductions of rental expense by the lessee and reductions of rental revenue by the lessor over the term of the new lease.” Accordingly, the Company concluded that the payments expected to be paid to the lessee under the lease agreement as contributions to major maintenance events meet the definition of a “payment of costs for the lessee” (paragraph 6) and a “payment made to or on behalf of the lessee”
(paragraph 7).
In addition, FTB 88-1 paragraph 10 states:
“Some have suggested that incentives paid to or incurred on behalf of the lessee by the lessor are not part of the normal lessee-lessor relationship and should be recognized in income by the lessee in the period paid or incurred by the lessor. This Technical Bulletin views those incentives as an inseparable part of the new lease agreement that must be recognized as reductions to rental expense and rental revenue on a straight-line basis over the term of the new lease in accordance with paragraph 15 of Statement 13, Technical Bulletin 85-3, and paragraph 2 above.”
After considering the relevant accounting literature, we believe that our contractual commitment to pay for a portion of a lessee’s future major maintenance is part of the normal lessee-lessor relationship, is negotiated in conjunction with other lease items, is an inseparable part of the lease agreement and, therefore, is a lease incentive as defined in ASC 840 (formerly FTB 88-1).
3.	Please provide us with a comprehensive explanation as to how you account for your obligation under leases to pay for a portion of the cost of lessee’s major maintenance events by addressing the following:
•	Please tell us how you estimate the amount of your liability for such costs to be paid to the lessee at lease inception;

•	Your disclosures indicate that you record a liability upon lease inception. Please tell us the specific line items that are impacted upon lease inception related to this obligation; and

•	Paragraph 3 of FSP No. AUG AIR-1 states that the accrue-in-advance method of accounting for planned major maintenance activities results in the recognition of liabilities that do not meet the definition of a liability in FASB Concepts Statement No. 6 because it causes the recognition of a liability in a period prior to the occurrence of the transaction or event obligating the entity. The fact that an entity may incur future maintenance costs to improve the operating efficiency of an asset, comply with regulatory operating guidelines, or extend the useful life of the asset does not embody a present duty or responsibility of the entity prior to the obligating transaction or event. Please tell us what consideration you gave to this guidance in determining that you should record a liability upon lease inception. In this regard, it appears that the obligation may not be incurred until the actual major maintenance events occur.
At lease inception, the Company estimates the amounts expected to be paid to the lessee based on the expected timing of the relevant maintenance event, the anticipated cost of the relevant

Aircastle Limited
February 4, 2010

maintenance event and the anticipated amount of the maintenance contribution that the Company is responsible to pay under the lease contract, which is typically established by a formula. Often the formula will contain a “cap” on our liability for the relevant event. In addition, if there are intervening events or circumstances that change our estimate of these payment obligations, we will review the estimate and make adjustments accordingly. As discussed in response No. 2 above, we believe that our accounting for the estimated lease incentive is consistent with FTB 88-1 paragraph 31 which states that “the lessee should make its best estimate and account for the incentive under this Technical Bulletin” and which we believe applies equally to the lessor.
The Company does not recognize a lease incentive liability at the inception of the lease. This estimated lease incentive liability is recognized as a reduction of lease revenue on a straight-line basis over the life of the lease with the offset being recorded as a lease incentive liability, which is included in line item Maintenance Payments on the balance sheet. When we make a payment to the lessee for the lease incentive, the lease incentive liability will be reduced. Any amount paid in excess of the lease incentive liability is recorded as a prepaid lease incentive asset which is included in line item Other Assets on the balance sheet and continues to amortize (as a reduction to lease revenue) over the remaining life of the lease. At December 31, 2008 and 2009, the amount of lease incentive liabilities recorded in Maintenance Payments on the balance sheet was $2.4 million and $14.9 million, respectively. For the years ended December 31, 2008 and 2009, the amount of lease incentives recorded in Amortization of net lease discounts and lease incentives in the income statement was $6.5 million and $17.0 million, respectively.
To help demonstrate the accounting for lease incentives, we have provided in Annex 1 hereto an example of the journal entries to account for the commencement of a new aircraft operating lease agreement for a lessee who receives a lessor contribution and who pays monthly maintenance payments.
In response the Staff comment, the Company will expand its disclosure of lease incentives in future filings to read substantially as follows:
     “Lease Incentives
Many of our leases contain provisions which may require us to pay a portion of the lessee’s costs for heavy maintenance, overhaul or replacement of certain high-value components. We account for these expected payments as lease incentives, which are amortized as a reduction of revenue over the life of the lease. We estimate the amount of our portion for such costs, typically for the first major maintenance event for the airframe, engines, landing gear and auxiliary power units, expected to be paid to the lessee based on assumed utilization of the related aircraft by the lessee, the anticipated amount of the maintenance event cost and estimated amounts the lessee is responsible to pay.
This estimated lease incentive is not recognized as a lease incentive liability at the inception of the lease. We recognize the lease incentive as a reduction of lease revenue on a straight-line basis over the life of the lease, with the offset being recorded as a lease incentive liability which is included in the maintenance payments on the balance sheet. The payment to the lessee for the lease incentive liability is first recorded against the lease incentive liability and any excess above the lease incentive liability is recorded as a prepaid lease incentive asset

Aircastle Limited
February 4, 2010

which is included in other assets on the balance sheet and continues to amortize over the remaining life of the lease. At December 31, 2008 and 2009, the amount of lease incentive liabilities recorded in maintenance payments on the balance sheet were $2.4 million and $14.9 million, respectively.
At December 31, 2008 and 2009, the amounts of prepaid lease incentives, net of amortization, recorded in other assets on the balance sheet were $4.9 million and $9.3 million, respectively.”
As mentioned in response No. 2, the Company determined that FSP No. AUG AIR-1 did not apply as the payments to lessees are incentives for the lessee entering into the lease and not maintenance costs of the Company. The lessee is the operator of the aircraft and is responsible for the maintenance of the aircraft under the lease arrangement.
The Company does apply FSP AUG AUR-1 for aircraft that are not under lease when the Company is responsible for and controls the manner, timing and cost of maintenance of the aircraft. The Company applies the deferral method.
Exhibits 32.1 and 32.2
4.	We note your response to prior comment 14. We continue to believe that the Form 10-K should be filed in its entirety when providing corrected certifications. Please refile your full Form 10-K as an amendment with the corrected Section 906 certifications attached and new Section 302 certifications. Please note that the revised certifications should refer to the Form 10-K/A and be currently dated.
The Company respectfully advises the Staff that we will refile the full Form 10-K with the corrected Section 906 certifications and Section 302 certifications currently dated.

Aircastle Limited
February 4, 2010

The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at 203-504-1880 should you require further information or have any questions.
Very truly yours,
Michael J. Inglese
Chief Financial Officer
Aircastle Limited

Aircastle Limited
February 4, 2010

Annex 1
Assumptions:
At lease signing:
During lease negotiation, the lessee agrees to pay the Company $300,000 per month in lease rentals and the Company agrees to pay to the lessee an amount up to $240,000 to cover a portion of the first future qualifying airframe maintenance event during the lease. The lease has a term of 60 months and commences on 10/1/09. The lessee also agreed to pay $15,000 per month in maintenance payments for the airframe, which amounts will be reimbursable to the lessee upon the completion of a qualifying airframe maintenance event. The Company estimates that the cost of the airframe maintenance event will be $900,000 and that the event will occur 36 months following commencement of the lease. The Company therefore anticipates that it will be required to pay to the lessee our full $240,000 contribution to the airframe maintenance event during the lease term as agreed in the lease. The lessee is responsible for performing the airframe maintenance event.
Upon the occurrence of the maintenance event:
A qualifying airframe maintenance event in the amount of $900,000 actually occurs in month 36 (as anticipated), when the maintenance payments liability for the airframe event stands at $540,000 ($15,000 * 36 months = $540,000) and the lease incentive liability stands at $144,000 ($4,000 * 36 months = $144,000). A valid claim for $780,000 ($240,000 lease incentive plus $540,000 return of maintenance payments) is received from the lessee at that time. The Company pays the lessee the outstanding maintenance payment balance (resetting such balance to zero) and the agreed lease incentive amount. The lessee will continue making the $15,000 in monthly airframe maintenance payments for the balance of the lease term.
At lease expiration:
At the end of the lease, the Company retains $360,000 of maintenance payments for the airframe that accumulated since the airframe maintenance event.

Date	Description	Debit	Credit

10/31/09	Cash	$300,000

	Lease rental revenue		$300,000

	To record the monthly receipt of lease rental payments as lease rental revenue.

10/31/09	Cash	$15,000

	Maintenance payments (liability)		$15,000

	To record the monthly maintenance payments received from the lessee, which

Aircastle Limited
February 4, 2010

Date	Description	Debit	Credit

	are subject to reimbursement.

10/31/09	Amortization of lease incentive (contra revenue)	$4,000

	Lease incentive liability		$4,000

	To record the monthly amortization of the lease incentive granted to the lessee as a reduction of revenue on a straight-line basis over the life of the lease ($240,000 / 60 months = $4,000 per month).

10/31/12	Lease incentive liability (36 months * $4,000)	$144,000

	Prepaid lease incentive asset	$96,000

	Cash		$240,000

To record the $240,000 cash payment to the lessee on the 36th month of the lease. The $96,000 ($240,000 - $144,000) prepaid lease incentive asset will continue to amortize over the remaining life of the lease (24 months).

10/31/12	Maintenance payments (liability)	$540,000

	Cash		$540,000

To record the $540,000 (36 months * $15,000 = $540,000) cash payment to the lessee on the 36th month of the lease for the return of maintenance reserves for the valid claim for the lessee’s performance of airframe maintenance.

11/30/12	Amortization of lease incentive (contra revenue)	$4,000

	Prepaid lease incentive asset		$4,000

To continue to record the monthly amortization of the lease incentive granted and paid to the lessee on a straight-line basis over the life of the lease (remaining balance of $96,000 / 24 months remaining = $4,000 per month)

9/30/14	Maintenance payments (liability)	$360,000

Aircastle Limited
February 4, 2010

Date	Description	Debit	Credit

	Maintenance revenue		$360,000

	To record the maintenance payments retained into revenue at the termination of lease ($15,000 * 24 months = $360,000).